PDC 2004-2006 DRILLING PROGRAM

SUPPLEMENT DATED AUGUST 23, 2005
TO PROSPECTUS DATED JULY 18, 2005

ATTENTION PDC 2005-C LIMITED PARTNERSHIP BROKERS & INVESTORS

By this Supplement, PDC 2004-2006 Drilling Program, which we refer to as the "Program," amends its prospectus dated July 18, 2005 (the "Prospectus"). Petroleum Development Corporation, which we refer to below as "PDC," is the managing general partner of each of the Program's limited partnerships, including PDC 2005-C Limited Partnership, which we refer to as the "Partnership." The amendment is as follows.

Offering of PDC 2005-C Limited Partnership Being Delayed. PDC has determined to delay the commencement of the offering of the securities of the Partnership because of the events, described in more detail below, growing out of PDC's comprehensive review of PDC's derivative accounting under FAS 133. PDC will not commence the offering of the Partnership's securities until after PDC has filed its Form 10-Q quarterly report for the quarter ended June 30, 2005 and until PDC has taken all additional remedial action, if any, that results from PDC's comprehensive review. At that time, PDC will consider whether or not to have the Program file a Post-Effective Amendment with the SEC or to otherwise amend the Prospectus to reflect any remedial action taken by PDC. **Therefore, the Prospectus is solely for informational purposes and cannot be utilized to make sales of the Partnership's securities. Any use or attempted use of the Prospectus to effect sales of the Partnership's securities is strictly forbidden. PDC will not accept any subscriptions for purported sales of the Partnership's securities.**

PDC's Failure to File Form 10-Q Timely. On August 15, 2005, PDC announced that the filing of its quarterly report on Form 10-Q for June 30, 2005 would be delayed to allow PDC and its independent registered public accounting firm, KPMG LLP, to complete a comprehensive review of PDC's derivative accounting under Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). PDC uses derivative instruments as a means of reducing financial exposure to fluctuating oil and gas prices. As a part of its preparation of its second quarter financial statements, PDC undertook a review of its accounting for oil and gas derivatives. PDC believed that its longstanding derivative accounting treatment was permitted under FAS 133. However, following discussions with KPMG and after a review of the applicable derivative accounting rules, PDC's accounting policies and documentation of PDC's derivative accounting records, management of PDC determined that certain of PDC's derivatives do not qualify for hedge accounting under FAS 133.

The primary effect of a change in classification of the derivative instrument will be the inclusion of any increases or decreases in the fair value of non-terminated derivative instruments in the calculation of PDC's net income for the period in which the increases or decreases in the fair value occur. Under the previous accounting treatment, increases and decreases in the fair values of continuing derivative instruments were recorded in Accumulated Other Comprehensive Income, and did not increase or decrease the net income for the period.

PDC currently anticipates that it could require as much as four to six weeks to complete the evaluation of PDC's derivatives, to determine the impact on PDC's financial statements, and to allow KPMG to complete any required review of the Financial Statements. Management of PDC believes that a change in classification of its derivative instruments will have no material impact on PDC's operating cash flows, cash position, or compliance with the covenants of its credit agreements.

NASDAQ's Staff Determination to Delist PDC Stock. On August 17, 2005, PDC announced that on August 16, 2005, PDC received a notice from the staff of the NASDAQ Stock Market indicating that PDC is subject to potential delisting from the NASDAQ National Market as a result of PDC's failure to file its quarterly report on Form 10-Q for the quarter ended June 30, 2005 in a timely fashion as required under NASDAQ Marketplace Rule 4310(c)(14). The receipt of the notice does not result in immediate delisting of PDC's common stock.

PDC has filed a request for a hearing to appear before a NASDAQ Listing Qualifications Panel to appeal the NASDAQ's staff determination. The request of the hearing will stay the potential delisting until the appeal has been heard and the panel has rendered its decision. Starting August 18, 2005, PDC's stock has traded with the modified ticker symbol "PETDE" to indicate its delinquent filing status. There can be no assurance that the NASDAQ Listing Qualification Panel will grant PDC request for continued listing until the Form 10-Q is filed.

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